FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 5, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: August Output Statement dated September 5, 2003







BRITISH ENERGY plc - AUGUST OUTPUT STATEMENT


A summary of net output from all of British Energy's power stations in August is given in the table below, together with comparative data for the previous financial year:

                       2002/03                         2003/04
                ---------------------           --------------------

               August       Year to Date       August        Year to Date
              -----------     -----------     -----------    -----------

            Output   Load   Output   Load   Output   Load   Output   Load
            (TWh)   Factor  (TWh)   Factor  (TWh)   Factor  (TWh)   Factor
                      (%)              (%)             (%)           (%)
UK -         5.48      77   26.15      74    5.37      75   27.55      78
Nuclear     ------- ------- ------- ------- ------- ------- -------  -------

UK - Coal    0.05       3    1.08      15    0.35      24    1.84      26
            ------- ------- ------- ------- ------- ------- -------  ------

USA -        1.81      98    7.92      87    1.75      95    8.85      97
AmerGen
(50% owned)
            ------- ------- ------- ------- ------- -------  ------  ------


OVERVIEW

The output figures for both the UK and AmerGen nuclear plant remain in line with plan.


UK - Nuclear

Planned Outages

   - A statutory outage was completed at Torness and another started at Hinkley Point B.
   -   A refuelling outage was carried out on one reactor at Dungeness B.
   - Low load refuelling was carried out on one reactor each at Hinkley Point B, Hunterston B and Heysham 2.

UK - Coal

Planned Outages

   - One unit at Eggborough returned from planned maintenance outage. Another unit remained on outage in connection with the installation of flue lining as part of the FGD programme.


CONTACTS

John MacNamara       01355 262 574         (Media Enquiries)
Paul Heward          01355 262 201         (Investor Relations)

Find this News Release on our web-site: www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 5, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations